Exhibit 12.1
(Form 10-K)
Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	2009	2008		2007	2006	2005
(Loss) income before income tax	$(544,187)	$(322,082)		$132,147	$82,655	$112,106
Preferred stock dividend	(13,875)	—		—	—	—

(Loss) income available to common shareholders, before income tax	(558,062)	(322,082)		132,147	82,655	112,106

Fixed charges:
Interest on short-term borrowings	227	8,191		34,700	16,017	25,929
Interest on long-term debt	91,286	122,905		133,838	46,083	36,417
Estimated interest component of net rental expense	1,832	1,992		2,258	1,120	1,196
Preferred stock dividend requirements	13,875	—		—	—	—

Combined fixed charges and preferred stock dividends, excluding interest on deposits	107,220	133,088		170,796	63,220	63,542

Interest on deposits	159,798	220,883		257,194	147,132	85,154

Combined fixed charges and preferred stock dividends, including interest on deposits	$267,018	$353,971		$427,990	$210,352	$148,696

Ratio of earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits	— (1)	—	(1)	1.77	2.31	2.76
Including interest on deposits	— (1)	0.09	(1)	1.31	1.39	1.75

(1)	For the years ended December 31, 2009 and 2008, earnings were insufficient to cover fixed charges by $558.1 million and $332.1 million, respectively.